

VIA FACSIMILE AND U.S. MAIL

June 11, 2007

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corporation, File No. 333-21011**
> **Ohio Edison Company, File No. 1-2578**
> **The Cleveland Electric Illuminating Company, File No. 1-2323**
> **The Toledo Edison Company, File No. 1-3583**
> **Metropolitan Edison Company, File No. 1-446**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr.Wagner:

We have reviewed your response dated May 17, 2007 to our comment letter dated May 3, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 58

1.   We reviewed your response to comment two in our letter dated May 3, 2007. If the line item "cash investments and restricted funds" does in fact include the *return on* your investments in secured lease obligations rather than the *return of* your investments, please explain to us why classification within cash flows from investing activities is appropriate. Refer to the guidance in paragraph 22.b of SFAS 95. Furthermore, reference is made to the proceeds from the sale of investments disclosed in the table at the end of Note 5(B) on page 75. It is still unclear to us how the proceeds are classified in the statement. Please advise. In

addition, based on the change in the cost basis of the investments disclosed on page 75 and the amounts of sales proceeds for the years presented, it appears you also purchased debt and equity securities. Please tell us how you classified the purchases for each of the years presented in the statement. Finally, if these items are netted, please explain to us your basis for such presentation.

(F) Property, Plant and Equipment, page 62

2.   We reviewed your response to comment five in our letter dated May 3, 2007. Since the regulatory process allows for more certainty in the recovery of regulated in service property, plant and equipment, we believe that such assets are qualitatively different from unregulated property, plant and equipment and that separate disclosure of regulated versus unregulated balances provides useful information to the reader. As such, please provide the requested disclosure in future filings or explain in further detail why such disclosure is not necessary.

Exhibits 31.1 – 31.2

3.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(d) or 4(c), as applicable, of your certifications. The revisions should also be included in filings on Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 5. Asset Retirement Obligations, page 3

4.   We note you developed your asset retirement obligation based on site specific studies performed by an independent engineer. In this regard, please name and file the written consent of the independent engineer to whom you refer. Alternatively, please remove the reference to the engineer. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief